INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of
The RBB Fund, Inc.:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that the RBB Money Market Fund (the "Fund"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 30, 2004. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2004, and with respect to agreement of security purchases and sales, for the period from December 31, 2003 (the date of the last examination) through June 30, 2004:

o Confirmation of all securities held by institutions in book entry form for the account of PNC Bank, National Association (the "Custodian" of the Fund) by The Depository Trust Company, and The Federal Reserve Bank of Boston, agents of the Custodian;

o Reconciliation of all such securities to the books and records of the Fund and the Custodian;

o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Fund's records; and

o Agreement of 5 security purchases and 5 security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2004 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
September 11, 2004

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940


We, as members of management of the RBB Money Market Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of June 30, 2004, and from December 31, 2003 through June 30, 2004.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2004, and from December 31, 2003, through June 30, 2004, with respect to securities reflected in the investment account of the Fund.



/s/ EDWARD J. ROACH
-------------------

Edward J. Roach
President & Treasurer, The RBB Fund, Inc.

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          FORM N-17F-2

       Certificate of Accounting of Securities and Similar
                  Investments in the Custody of
                 Management Investment Companies

            Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

                                  --------------------------------------------
                                                   OMB APPROVAL
                                  --------------------------------------------
                                    OMB NUMBER                    3235-0360
                                    EXPIRES:                  July 31, 1994
                                    ESTIMATED AVERAGE BURDEN
                                    HOURS PER RESPONSE ................0.05
                                  --------------------------------------------

--------------------------------------------------------------------------------- ------------------------------------

1. Investment Company Act File Number:                                            Date examination completed:

                                                                                  JUNE 30, 2004
811-05518
--------------------------------------------------------------------------------- ------------------------------------

2. State identification Number:

      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      AL                 AK                 AZ                 AR                 CA                CO
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      CT                 DE                 DC                 FL                 GA                HI
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      ID                 IL                 IN                 IA                 KS                KY
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      LA                 ME                 MD                 MA                 MI                MN
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      MS                 MO                 MT                 NE                 NV                NH
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      NJ                 NM                 NY                 NC                 ND                OH
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      OK                 OR                 PA                 RI                 SC                SD
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      TN                 TX                 UT                 VT                 VA                WA
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      WV                 WI                 WY                 PUERTO RICO
      -------------------------------------------------------- -------------------------------------------------------
      Other (specify):

----------------------------------------------------------------------------------------------------------------------

3. Exact name of investment company as specified in registration statement: THE RBB MONEY MARKET FUND

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
4. Address of principal executive officer (number, street, city, state, zip code):

     400 Bellevue Parkway, Suite 100, Wilmington, DE, 19809

----------------------------------------------------------------------------------------------------------------------

September 11, 2004

Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W
Washington, DC 20549

RE:      Rule 17f-2
         The RBB Money Market Fund
         Registration No. 811-05518, CIK No. 0000831114

Ladies and Gentlemen:

On behalf of our client RBB MONEY MARKET FUND, we are filing electronically one copy of the EDGARized version of our examination report dated September 11 2004, submitted pursuant to the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of June 30, 2004.

Yours truly,


/S/ TIM MUNDY
-------------
Tim Mundy
Partner


Enclosure